Exhibit 99.2

Kansas
Entertainment, LLC

Financial Statements for the
Years Ended June 30, 2018 and 2017 and
Independent Auditors’ Report

KANSAS ENTERTAINMENT, LLC

INDEPENDENT AUDITORS’ REPORT
Members of Kansas Entertainment, LLC:
We have audited the accompanying financial statements of Kansas Entertainment, LLC (the “Company”), which comprise the balance sheets as of June 30, 2018 and 2017, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas Entertainment, LLC as of June 30, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
August 31, 2018

KANSAS ENTERTAINMENT, LLC
BALANCE SHEETS

	As of June 30,
(In thousands)	2018	2017
Assets
Current assets
Cash and cash equivalents	$11,686	$11,034
Receivables	2,995	2,520
Prepaid maintenance	398	286
Prepaid marketing	153	62
Prepaid other	2,458	2,420
Inventory	389	427
Total current assets	18,079	16,749
Property and equipment, net	136,679	144,995
Other intangible assets	25,000	25,000
Other assets	197	198
Total assets	$179,955	$186,942

Liabilities and Members' Equity
Current liabilities
Accounts payable	$3,824	$3,127
Gaming, property, and other taxes	5,013	4,742
Accrued expenses	3,621	2,812
Accrued gaming expenses	991	1,066
Accrued players club	1,468	1,565
Accrued payroll and related	722	1,146
Chip liability	485	447
Other current liabilities	130	120
Total current liabilities	16,254	15,025
Members' Equity
Capital	296,717	296,717
Accumulated deficit	(133,016)	(124,800)
Total members’ equity	163,701	171,917
Total liabilities and members’ equity	$179,955	$186,942
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
(In thousands)	2018	2017
Revenue
Gaming revenue	$148,713	$144,394
Food, beverage, and other	14,014	13,874
Total revenue	162,727	158,268
Less promotional allowances	(5,369)	(5,326)
Net revenue	157,358	152,942

Operating expenses
Gaming	60,191	58,996
Food, beverage and other	11,593	11,431
General administrative	30,973	30,106
Depreciation	10,317	16,742
Total operating expenses	113,074	117,275
Net income	$44,284	$35,667
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF MEMBERS' EQUITY

(In thousands)	Capital	Accumulated Deficit	Total
Balance as of June 30, 2016	$296,717	$(109,567)	$187,150
Net income	—	35,667	35,667
Distributions to members	—	(50,900)	(50,900)
Balance as of June 30, 2017	296,717	(124,800)	171,917
Net income	—	44,284	44,284
Distributions to members	—	(52,500)	(52,500)
Balance as of June 30, 2018	$296,717	$(133,016)	$163,701
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
(In thousands)	2018	2017
Operating activities
Net income	$44,284	$35,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,317	16,742
Loss on disposal of fixed assets	39	26
Change in assets and liabilities:
(Increase) decrease in assets:
Receivables	(475)	(773)
Prepaid expenses	(241)	24
Inventory	38	(6)
Other assets	1	—
(Decrease) increase in liabilities:
Accounts payable	697	(300)
Gaming, property, and other taxes	271	549
Accrued expenses	213	1,192
Other current liabilities	48	(150)
Net cash provided by operating activities	55,192	52,971
Investing activities
Expenditures for property and equipment	(2,041)	(2,013)
Proceeds from sale of property and equipment	1	16
Net cash used in investing activities	(2,040)	(1,997)
Financing activities
Distributions to members	(52,500)	(50,900)
Net cash used in financing activities	(52,500)	(50,900)
Net increase (decrease) in cash and cash equivalents	652	74
Cash and cash equivalents at the beginning of the year	11,034	10,960
Cash and cash equivalents at the end of the year	$11,686	$11,034
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2018 AND 2017
1. Business and Basis of Presentation
Kansas Entertainment, LLC (the “Company”) is a limited liability company, which is 50% owned by Penn Hollywood Kansas (“PHK”), a subsidiary of Penn National Gaming, Inc. (“Penn”), with the remaining 50% owned by Kansas Speedway Development Corporation (“KSDC”), a subsidiary of Kansas Speedway Corporation (“KSC”), a subsidiary of International Speedway Corporation (“ISC”). PHK, as the managing member, is responsible for running the day-to-day operations of the Company. However, as defined in the limited liability company agreement, PHK may not take any action without the prior written consent of KSDC with respect to any major action. Major actions consist of various significant actions such as, but not limited to, approving or modifying annual operating budgets, declaring or paying a dividend or distribution (including determining the amount and timing of such dividend or distribution), approving any agreement with an affiliate of any member, the admission of additional members to the Company, incurring debt obligations, and the retention or dismissal of certain executive positions of the Company.
The Company was established to develop and operate a Hollywood-themed entertainment destination facility overlooking Turn 2 at Kansas Speedway in the North East Gaming Zone in Wyandotte County, Kansas, which opened for business on February 3, 2012.
In December 2009, the Company was selected by the Kansas Lottery Gaming Facility Review Board to develop and operate a facility in the North East Gaming Zone in Wyandotte County, Kansas, and in February 2010, the Company received the final approval under the Kansas Expanded Lottery Act, along with its gaming license from the Kansas Racing and Gaming Commission, to proceed with the development of its facility. The Company entered into a 15-year management contract (which expires in February 2027) with the Kansas Lottery to develop, construct, and operate the facility. The management contract can be renewed by the Kansas Lottery with the Company at substantially the same terms and conditions, and is expected to be renewed indefinitely assuming the Company maintains the appropriate licensing requirements established by the Kansas Lottery.
The facility features a 95,000 square foot casino with approximately 2,000 slot machines, 41 table games and 12 poker tables, a 1,253-space parking structure, as well as a variety of dining and entertainment amenities. PHK and KSDC shared equally in the cost of developing and constructing the facility.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.
2. Summary of Significant Accounting Policies
Cash and Cash Equivalents—The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.
Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist of cash equivalents.
The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds that are exposed to minimal interest rate and credit risk. The Company has bank deposits that exceed federally insured limits.
Inventories—Inventories consist primarily of food and beverage, retail merchandise and operating supplies and are stated at the lower of cost and net realizable value. Cost is determined using the average cost method.
Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of net income.

Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 – 15 years
Buildings and improvements	5 – 40 years
Furniture, fixtures, and equipment	3 – 7 years
The estimated useful lives are determined based on the nature of the assets as well as the Company’s current operating strategy.
The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets. No impairment losses were recorded during the years ended June 30, 2018 and 2017.
Other Intangible Assets—At June 30, 2018 and 2017, the Company had $25.0 million in other intangible assets on its balance sheets, resulting from the one-time privilege fee paid to the Kansas Lottery in conjunction with its management contract.
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, the Company considers its management contract as an indefinite-lived intangible asset that does not require amortization based on the Company’s future expectations to operate the facility indefinitely, as the renewal of the management contract with the Kansas Lottery is assumed to be perfunctory. Rather, this intangible asset is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount.
The Company completed its impairment test as of June 30, 2018 and determined that the fair value of the indefinite-lived intangible asset exceeded the carrying value, thus no impairment was recorded.
Income Taxes—Since the Company is taxed as a partnership, it is not subject to federal or state income tax. Taxable income is reported and the resultant tax liabilities, if any, are paid by the individual members. Consequently, no federal or state income taxes have been provided in the accompanying financial statements.
Revenue Recognition—Gaming revenue consists mainly of slot machine revenue as well as, to a lesser extent, table game and poker revenue. Gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for “ticket-in, ticket-out” coupons in the customers’ possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases above the base amount.
Table game revenue is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins and chips that are removed from the live gaming tables.
The Company offers “free slot play” to its customers, in the form of noncashable promotional credits, as part of its marketing programs. The total amount of noncashable promotional credits redeemed and earned by customers for the years ended June 30, 2018 and 2017, was approximately $21.2 million and $20.1 million, respectively, and are recorded as a direct reduction to gaming revenue.
Food, beverage and other revenue are recognized as services are performed.

The following table details the components of food, beverage and other revenue included in the statements of operations:

	Year Ended June 30,
(In thousands)	2018	2017
Food and beverage	$10,307	$10,288
ATM and cash advance commissions	3,022	2,872
Retail and other	685	714
Total food, beverage and other revenue	$14,014	$13,874
Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50, Revenue Recognition—Customer Payments and Incentives. The Company recognizes incentives related to points earned in point-loyalty programs as direct reduction of revenue. Incentives earned in point-loyalty programs related to slot play are recorded within food, beverage and other expense since points can only be redeemed for retail services.
The retail value of food, beverage and other services furnished to guests without charge is included in revenues and then deducted as promotional allowances. The amounts included in promotional allowances and the cost of providing such promotional allowances (which is primarily included in food, beverage and other expense) are as follows:

	Year Ended June 30,
(In thousands)	2018	2017
Food and beverage	$5,093	$5,006
Other	276	320
Total promotional allowances	$5,369	$5,326

Food and beverage	$2,670	$2,573
Other	208	251
Total cost of complimentary services	$2,878	$2,824
Gaming Taxes—Upon the opening of the facility, the Company was required to pay monthly assessments equal to 1% of the Company’s gaming revenues after all related prizes are paid and excluding promotional credits to the Unified Government of Wyandotte County. As of June 30, 2018 and 2017, the Company had accrued $0.9 million, within accrued expenses within the balance sheet. During the years ended June 30, 2018 and 2017, the Company recognized $1.4 million of expense associated with these assessments, which is recorded within gaming expense on the accompanying statements of operations.
Pursuant to the management contract with the Kansas Lottery, the Company earns 73% of gaming revenues (after all related prizes are paid and excluding promotional credits) up to $350.0 million per year; 70% on amounts above $350.0 million up to $400.0 million; and 67% on amounts above $400.0 million. The Kansas Lottery remits the Company’s fees from the management contract on a weekly basis, in arrears, based on gaming revenues for the previous week. The Company had a receivable of $2.1 million and $1.8 million on its balance sheets as of June 30, 2018 and 2017, respectively, related to amounts due from the Kansas Lottery. Additionally, the Company recognized gaming tax expense of $40.2 million and $39.0 million for the years ended June 30, 2018 and 2017, respectively, related to the management contract with the Kansas Lottery, which was recorded within gaming expense on the accompanying statements of operations.
Pursuant to the Development Agreement between the Company and the Unified Government of Wyandotte County, the Company was to develop a hotel of at least 250 rooms prior to February 3, 2014 or incur a penalty of 1% of gaming revenues. As of June 30, 2018, the Company has not constructed a hotel. For the years ended June 30, 2018 and 2017, the Company has incurred and paid a penalty equal to $1.5 million and $1.4 million, respectively, which is recorded within general administration expense on the accompanying statements of operations.
Liability for Unredeemed Player Points—The Company offers promotional programs for slot play and, to a lesser extent, table games play.
Patrons who are members and utilize their “Marquee Rewards” membership card while playing slot machines earn both promotional points as well as noncashable promotional credits. The accumulated points can be redeemed for food and nonalcoholic beverages at restaurants and products offered at the retail store; whereas the credits can only be redeemed at the slot machine. The estimated liability for unredeemed points and credits is included in accrued expenses on the accompanying balance sheets.
The estimated liability for unredeemed points and credits is based on expected redemption rates and for unredeemed points, the estimated costs of the services or merchandise to be provided. Management reviews the adequacy of the accrual for unredeemed points and credits by periodically evaluating the historical redemption and projected trends.
Management’s estimate of the Marquee Rewards point accrual as of June 30, 2018 and 2017 was approximately $0.8 million and $0.9 million, respectively. The estimate for the noncashable promotional credit accrual as of June 30, 2018 and 2017 was $0.7 million.
Self-Insurance Reserves—The Company has financial exposure for portions of the Company’s employee benefits programs and legal liability reserves. The Company accrues for liabilities based on filed claims and estimates of claims incurred but not reported. As of June 30, 2018 and 2017, the Company has accrued $0.8 million and $1.2 million, respectively.
Fair Value of Financial Instruments—The fair value of the Company’s cash and cash equivalents approximates the carrying value of the Company’s cash and cash equivalents, due to the short maturity of the cash equivalents.
Advertising Costs—Advertising costs are expensed as incurred. For the years ended June 30, 2018 and 2017, advertising costs incurred by the Company totaled $2.7 million and $2.8 million, respectively, and are included in gaming expense on the accompanying statements of operations.
Sponsorship Agreement—In February 2011, a sponsorship agreement was entered into between the Company and Kansas Speedway Corporation (the “Sponsorship Agreement”) that will remain in effect until November 1, 2021. Under the Sponsorship Agreement, the Company acquired exclusive title sponsorship rights to the NASCAR Sprint Cup Series race scheduled to be conducted at the Kansas Speedway racetrack facility beginning in 2011 through November 1, 2021, as well as other promotional rights and opportunities. The Company is required to pay $2.0 million per year (subject to annual increases based on the lesser of 3% a year or the consumer price index for the Kansas City Metropolitan area) to Kansas Speedway Corporation over the life of the Sponsorship Agreement. During the years ended June 30, 2018 and 2017, the Company recognized $2.1 million, as gaming expense on the statements of operations. As of June 30, 2018 and 2017, $1.1 million an $1.0 million, respectively, is recorded in prepaid expenses on the accompanying balance sheets related to the Sponsorship Agreement.
Certain Risks and Uncertainties—The Company’s operations are dependent on its continued licensing by the Kansas Racing and Gaming Commission. The loss of a license would have a material adverse effect on future results of operations. The gaming license is renewed every two years. If additional licenses are awarded in the Company’s market, the Company’s results of operations could be adversely affected.
The Company is also dependent upon a stable gaming tax structure in Kansas. Any change in the tax structure could have a material adverse effect on future results of operations.
The Company is dependent on the local market for a significant number of its patrons and revenues. If economic conditions in this area deteriorate, the Company’s results of operations could be adversely affected.
New Accounting Pronouncements to be Implemented—In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public business entities, the new guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. For all other entities (nonpublic entities), the new guidance is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2019. A nonpublic entity may elect to apply this guidance earlier, however, the earliest being an annual reporting period beginning after December 15, 2018, including interim periods within that reporting period. Additional ASUs have been issued that are part of the overall new revenue guidance including: (i) ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, (ii) ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, (iii) ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts” and, (iv) ASU No. 2016-12, “Narrow Scope Improvements and Practical Expedients”, which clarified guidance on certain items such as reporting revenue as a principal or agent, identifying performance obligations, accounting for fixed odds wagering contracts associated with the Company’s racing operations, accounting for intellectual property licenses and accessing collectability and presentation of sales tax. Management has completed its assessment of the impact of the new standard on the Company’s financial statements and has elected to adopt Topic 606 using the modified retrospective method on July 1, 2018. As a result of the early adoption, the following areas that are expected to result in significant changes to the Company’s accounting are:

1.
The new standard will change the accounting for loyalty points which are earned by our customers. The Company’s loyalty reward programs allow members to utilize their rewards membership card to earn loyalty points that are redeemable for slot play and complimentaries such as food and beverages at our restaurants and products offered at our retail stores across the vast majority of the Company’s casino properties. The estimated liability for unredeemed points is currently accrued based on expected redemption rates and the estimated costs of the services or merchandise to be provided. Under the new standard, the Company will use a deferred revenue model and defer revenue at the estimated fair value when the loyalty points are earned by our customers and recognize revenue when the loyalty points are deemed. The deferred revenue liability is based on the estimated standalone selling price of the loyalty points earned after factoring in the likelihood of redemption. The modification will result in a cumulative-effect adjustment to opening accumulated deficit, with an insignificant change to revenue on a go- forward basis. At the July 1, 2018 adoption date, we expect to record a reduction to the opening balance of accumulated deficit of approximately $0.6 million on a pre- tax basis, and an increase to accrued expenses.

2.
The new standard will change the accounting for promotional allowances. The Company will no longer be permitted to report revenue for goods and services provided to customers for free as an inducement to gamble as gross revenue with a corresponding reduction in promotional allowances to arrive at net revenues. Under the new standard, amounts will be recorded as a reduction to gaming revenues, and promotional allowances will no longer be netted on our statements of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of expenses recognized and expected to be recognized from existing contracts. The accounting applied by a lessor is largely unchanged from that applied under the current standard. The standard must be adopted using a modified retrospective transition approach and provides for certain practical expedients. In January 2018, the FASB issued ASU No. 2018-1, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” that provides an optional transitional practical expedient regarding land easements. For public business entities, the new guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Nonpublic business entities should apply the amendments for fiscal years beginning after December 15, 2019 (i.e., January 1, 2020, for a calendar year entity), and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all nonpublic business entities. Management has not yet completed its assessment of the impact of the new standard on the Company’s financial statements, however, the Company has operating leases which, under the new standard, will need to be reported as an asset and a liability on our balance sheet. The precise amount of this asset and liability will be determined based on the leases that exist on the date of adoption. The adoption of this standard is still being evaluated and we do not know how it will impact the financial statements at this time. Additionally, at this time, we expect to early adopt Topic 842 on July 1, 2019.
3. Property and Equipment
Property and equipment consists of the following:

	June 30
(In thousands)	2018	2017
Land and improvements	$36,733	$36,678
Building and improvements	153,139	153,145
Furniture, fixtures, and equipment	69,239	68,190
Construction in progress	661	225
Total property and equipment	259,773	258,238
Accumulated depreciation	(123,094)	(113,243)
Property and equipment, net	$136,679	$144,995

Depreciation expense of $10.3 million and $16.8 million was recorded for the years ended June 30, 2018 and 2017, respectively.
4. Commitments and Contingencies
In February 2011, the Company entered into the Sponsorship Agreement in which the Company is required to pay $2.0 million per year during every year of the term to escalate at the lesser of the consumer price index for the Kansas City metropolitan area or 3% per year. See Note 2 for further details.
The Company has numerous operating leases for assets including a building, slot machines, table games, and equipment. Total rental expense under these agreements for the years ended June 30, 2018 and 2017 was $1.7 million and is included primarily in gaming expense in the accompanying statements of operations. The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at June 30, 2018, are as follows (in thousands):

2019	$40
2020	21
Total	$61
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the ordinary course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
Legal proceedings could result in costs, settlements, damages, or rulings that materially impact the Company’s financial condition or operating results. The Company believes that it has meritorious defenses, claims and/or counter-claims with respect to these proceedings, and intends to vigorously defend itself or pursue its claims.
5. Related-Party Transactions
In February 2011, the Company entered into the Sponsorship Agreement between the Company and Kansas Speedway Corporation (KSC), the parent of Kansas Speedway Development Corporation (KSDC). See Note 2 for further details.
The Company entered into a Management Services Agreement (the “Agreement”) with PHK in December 2011. The Agreement provides that the day-to-day operations of the casino facility will be managed by PHK subject to the terms of limited liability company agreement which requires that certain major actions be agreed upon jointly by the two members. The Agreement further provides that various services will be performed by PHK for the Company such as pre-opening plans, hiring and employment of personnel, establishment of operating policies and procedures (including the establishment of internal controls and risk management policies), and training of personnel. PHK is not entitled to any management fees in connection with the Agreement but may be reimbursed for expenses incurred in carrying out its obligations under the Agreement as well as reimbursements of third-party expenses that were incurred in connection with their responsibilities under the Agreement. The results of the Company’s operations could be materially different without the management services obtained from PHK under the Agreement.
The Company reimbursed PHK, Penn, and certain Penn subsidiaries $30.2 million and $29.4 million for the years ended June 30, 2018 and 2017, respectively, primarily for payroll and benefit costs for the workforce employed at the casino facility by a subsidiary of Penn. At June 30, 2018 and 2017, the Company owed PHK, Penn, and subsidiaries of Penn $3.8 million and $2.9 million, respectively, primarily related to payroll and benefits. These amounts are included in accrued expenses in the accompanying balance sheets.
6. Subsequent Events
The Company evaluated all subsequent events through August 31, 2018, which is the date that the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2018, that required recognition or disclosure in the financial statements.